Exhibit 12.1

DuPont Fabros Technology, Inc. and Predecessor

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Unaudited)

(Amounts in thousands, except ratios)

	DuPont Fabros Technology, Inc.		Predecessor
	For the year ended December 31, 2008	For the period from October 24, 2007 to December 31, 2007	For the period from January 1, 2007 to October 23, 2007(1)	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2004
Earnings:
Pre-tax income (loss) from continuing operations before minority interest	$36,160	$(186,548)	$(1,619)	$(505)	$(608)	$(374)
Add: Fixed charges	28,199	4,393	16,902	8,910	106	—
Less: Capitalized interest	(15,448)	(2,842)	(1,027)	(2,630)	(62)	—

Total earnings (loss)	$48,911	$(184,997)	$14,256	$5,775	$(564)	$(374)

Fixed Charges and Preferred Stock Dividends:
Interest expense	$10,852	$1,301	$13,480	$5,715	$44	$—
Capitalized interest	13,150	2,567	970	2,253	43	—
Amortization of deferred financing costs	1,782	230	2,395	565	—	—
Capitalization of amortization of deferred financing costs	2,298	275	57	377	19
Interest factor in rents	117	20	—	—	—	—
Preferred stock dividend requirements (2)	—	—	—	—	—	—

Combined Fixed Charges and Preferred Stock Dividends	$28,199	$4,393	$16,902	$8,910	$106	$—

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends (3)	1.73	(42.11)	0.84	0.65	(5.32)	N/M

(1)	Our initial public offering was completed on October 24, 2007.

(2)	The Company and its Predeccesor did not have any preferred stock outstanding for the periods presented.

(3)	The shortfall of earnings (loss) to combined fixed charges and preferred stock dividends for the period from October 24, 2007 to December 31, 2007 was $189.4 million. Included in earnings (loss) for this period was a charge of $176.5 million related to the acquisition of service agreements at the time of our initial public offering (“IPO”) and $13.4 million of non-cash stock based compensation at the time of the IPO. The shortfall of earnings (loss) to combined fixed charges and preferred stock dividends was $2.6 million, $3.1 million, $0.7 million and $0.4 million for the period from January 1, 2007 to October 23, 2007 and the years ending December 31, 2006, 2005 and 2004, respectively.